Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

U.S.A.

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

U.S.A.

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

U.S.A.

As representatives of the prospective underwriters

VIA EDGAR

August 24, 2020

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mr. John Cash, Accounting Branch Chief
Mr. Kevin Stertzel, Senior Staff Accountant
Mr. Jay Ingram, Legal Branch Chief
Mr. Geoff Kruczek, Attorney

Re:	XPeng Inc. (the “Company”) (CIK No. 0001810997)
Registration Statement on Form F-1, as amended (Registration No. 333-242283)
Registration Statement on Form 8-A (Registration No. 001-39466)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Daylight Time on August 26, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between August 21, 2020 and the date hereof, approximately 27,770 copies of the preliminary prospectus of the Company dated August 21, 2020 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Managing Director
J.P. MORGAN SECURITIES LLC

By:	/s/ Manoj Vemula
Name:	Manoj Vemula
Title:	Executive Director
BOFA SECURITIES, INC.

By:	/s/ Catherine Wang
Name:	Catherine Wang
Title:	Managing Director

[Underwriters’ Acceleration Request]